UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42462

Axonex AI Group Limited

Unit 506-8, 5/F, Laford Centre

838 Lai Chi Kok Road

Lai Chi Kok, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Amendment to Securities Purchase Agreements

As previously disclosed in the Current Reports on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 13, 2026, August 11, 2026 and August 31, 2026, Axonex AI Group Limited (formerly known as Mint Incorporation Limited), a business company incorporated under the laws of the British Virgin Islands (the “Company”), entered into securities purchase agreements dated July 2, 2026 (the “July 2 Securities Purchase Agreements”) and securities purchase agreements dated July 30, 2026 (the “July 30 Securities Purchase Agreements” and, together with the July 2 Securities Purchase Agreements, the “Original Agreements”) with certain investors (each an “Investor,” and collectively, the “Investors”), pursuant to which the Company issued an aggregate of 4,310,350 Class A ordinary shares, with no par value each, of the Company (the “Class A Ordinary Shares”) on July 8, 2026 and an aggregate of 6,329,115 Class A Ordinary Shares on August 11, 2026. Pursuant to Amendment No. 1 to each July 2 Securities Purchase Agreement, dated August 26, 2026, the Company agreed to file a resale registration statement on Form F-3 or Form F-1 covering the resale of the Class A Ordinary Shares issued thereunder no later than sixty (60) calendar days following August 11, 2026.

On October 7, 2026, the Company entered into an Amendment to Securities Purchase Agreements with each of the Investors (collectively, the “Amendments”), which constitute Amendment No. 2 to each July 2 Securities Purchase Agreement and Amendment No. 1 to each July 30 Securities Purchase Agreement. The Amendments extend the deadline by which the Company is required to file such resale registration statement to March 31, 2027. The Amendments further provide that such resale registration statement may cover the resale of Class A Ordinary Shares issued by the Company to other investors in one or more separate transactions.

As previously disclosed, the Company’s name has been changed to “Axonex AI Group Limited”, effective in the marketplace as of October 13, 2026. The change of name did not affect the Company’s rights or obligations under the Original Agreements, and the Amendments were entered into by the Company under its current name. Except as amended by the Amendments, the Original Agreements remain in full force and effect in accordance with their terms.

A copy of the form of the Amendments is filed as Exhibit 10.1 to this Form 6-K. The foregoing description of the Amendments does not purport to be complete and is qualified in its entirety by reference to the full text of such exhibit, which is incorporated herein by reference.

This Report is incorporated by reference into the Registration Statement on Form F-3 (File No. 333-296027) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Index

Exhibit No.	Description
10.1	Form of Amendment No. 2 to Securities Purchase Agreement, dated October 7, 2026, by and among the Company and the purchasers thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2026	Axonex AI Group Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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